 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,

Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On December 30, 2013, Wix.com Ltd. issued a press release entitled “Wix.com Announces Extraordinary General Meeting of Shareholders for Ratification of Appointment of External Directors and Authorization of the CEO to serve as Chairman of the Board.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIX.COM LTD

Date: December 30, 2013	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit

99.1	Press release dated December 30, 2013 titled “Wix.com Announces Extraordinary General Meeting of Shareholders for Ratification of Appointment of External Directors and Authorization of the CEO to serve as Chairman of the Board”

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